Resolution Recommending Candidate for Positions of Chairman and Chief Executive Officer and
Standing Director of Woori Finance Holdings Co.

On February 17, 2011, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed a resolution recommending Pal Seung Lee, the current chairman and chief executive officer of Woori Finance Holdings, as a candidate for the positions of the chairman and chief executive officer and a standing director of Woori Finance Holdings through an interim directors’ meeting.

* The date, time and agenda of the annual general meeting of shareholders of Woori Finance Holdings will be disclosed after passing a separate resolution of the Board of Directors.